Exhibit 99.1
CLARITY FOSTERS INNOVATION
INTERIM REPORT JANUARY — SEPTEMBER 2010
THE BEST-RUN BUSINESSES RUN SAP™

Interim Report January-September 2010

 3
Introductory Notes
This interim group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the “Quarterly Financial Statements (Condensed and Unaudited)” section for SAP AG and its subsidiaries in accordance with International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB) and the respective interpretations by the International Reporting Interpretations Committee (IFRIC) endorsed by the European Union (EU) up to September 30, 2010. For additional IFRS and non-IFRS information, see the “Additional Financial Information” section.
All of the information in this interim report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

4     INTERIM REPORT JANUARY-SEPTEMBER 2010
INTERIM REVIEW OF SAP GROUP OPERATIONS
(UNAUDITED)
FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information that is based on management’s beliefs and assumptions that are made using information currently available to them. Any statements contained in this interim report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks. A broad range of uncertainties and risks, many of which are beyond our control, could cause our actual results and performance to differ materially from any projections expressed in or implied by our forward-looking statements. The risks and uncertainties include, but are not limited to: claims and lawsuits against us; our ability to use our intellectual property and intellectual property licensed to us by third parties; our ability to sell additional software products, particularly with respect to our installed base; renew existing maintenance agreements and to sell additional professional services, particularly with respect to our installed customer base; economic conditions in general and trends in our business, particularly the current global economic conditions; and other risks and uncertainties. We describe these and other risks and uncertainties in the “Risk Factors and Risk Management” section, and respectively in the sources mentioned there. The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek to,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such forward-looking statements and information include, for example, the “Risk Factors and Risk Management” section, our outlook, and other forward-looking information appearing in other parts of this report. The factors that could affect our future financial results are discussed more fully in our filings with the U.S. Securities and Exchange Commission (SEC), including among others our annual report on Form 20-F for fiscal year 2009. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except where legally required we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise.
NON-IFRS-BASED FINANCIAL INFORMATION
We present and discuss the reconciliation from non- IFRS measures to IFRS measures in the “Additional Financial Information” section.

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BUSINESS IN THE FIRST NINE MONTHS OF 2010
Global Economy
The worldwide economic upturn originating in the first half of 2010 continued in all regions into the third quarter of the year, and proved more pronounced than leading economic research bodies had foreseen. Its force faded, however, with growth rates dipping slightly as government stimulus programs gradually expired.
As in earlier quarters, it was the emerging markets that led global growth. In many advanced economies, continuing high levels of unemployment were a drag both on average disposable household income and on consumer spending, delaying sustained economic recovery.
On the other hand, in recent months business investment activity increased for the first time since the beginning of the recession, even in the advanced economies. The increase in business investment reflected a revival in general economic activity and was encouraged by more accommodative credit conditions.
The IT Market
IT demand has exceeded expectations worldwide so far in 2010. According to International Data Corporation (IDC), a market research firm based in the United States, this is due above all to recovery in the global economy since the beginning of the year.
There were individual segments, such as smartphones, that enjoyed more investment growth than the IT market as a whole. IDC says that so far in 2010, demand for software and services has not kept pace with the growth of the IT market as a whole, but that it has grown more than expected.
So far in 2010, spending on mobile computing, which refers to on-device solutions, and on software as a service (SaaS), which means on-demand solutions, has been growing at double-digit percentage rates, and more rapidly than the software segment as a whole. Companies were still finding credit relatively difficult to obtain. IDC notes that this benefited the SaaS segment, where companies can pay monthly software subscriptions instead of making a large initial investment in software licenses.
In the Europe, Middle East, and Africa (EMEA) region, since the beginning of the year IT spending has been growing more rapidly than expected. However, despite better-than-average performance in Central and Eastern Europe, the Middle East, and Africa, sales growth in the EMEA region was the slowest in the world, IDC says.
IDC reports that the only part of the world with slower IT spending growth than expected so far this year has been the Americas region. The only segment in which actual Americas region growth was more rapid than IDC had forecast was software.
The region experiencing the strongest IT market growth since the beginning of 2010 has been the Asia Pacific Japan region. Growth in the software and services segments exceeded IDC’s projections in Japan and in the emerging economies in Asia.

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BUSINESS AT SAP IN THE THIRD QUARTER AND THE FIRST NINE MONTHS OF 2010 (NON-IFRS)
Operational Target for 2010 (non-IFRS)
As of the beginning of 2010, we no longer report according to both U.S. GAAP and IFRS; instead we report according to IFRS only. Following this change, we expressed our internal management goals, profit-related operational targets, and published outlook guidance in non-IFRS terms derived from IFRS measures. In this section, all discussion of the first nine months’ contribution to target achievement is therefore based exclusively on these non-IFRS measures. However, in the following section the discussion of results refers to IFRS figures only, so those figures are therefore not expressly identified as IFRS figures. We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the “Additional Financial Information” section.
In April 2010, we confirmed that the operating margin (non-IFRS) for the full year 2010 would be between 30% and 31% on a constant currency basis, as stated in our initial guidance. We also confirmed that software and software-related service revenue (non-IFRS) for 2010 would increase by between 4% and 8% on a constant currency basis (2009: €8.2 billion).
In July 2010, we changed our outlook to take into account the acquisition of Sybase. We expect full-year 2010 non-IFRS software and software-related service revenue to increase by between 9% and 11% at constant currencies (2009: €8.2 billion). SAP’s business, excluding the contribution from Sybase, is expected to contribute 6 to 8 percentage points to this growth. We expect the full-year 2010 non-IFRS operating margin to be between 30% and 31% (2009: 27.4%) at constant currencies.
In October 2010 we confirmed our outlook from July 2010.
Key figures — SAP Group 7/1/-9/30/2010 (non-IFRS)

	7/1/-9/30/	7/1/-9/30/
€ millions, unless otherwise stated	2010	2009	Change	Change in %
Non-IFRS software and software-related service revenue (constant currency)	2,185	1,937	248	13
Non-IFRS total revenue (constant currency)	2,824	2,508	316	13
Non-IFRS operating income (constant currency)	797	687	110	16
Non-IFRS operating margin in % (constant currency)	28.2	27.4	0.8pp	3
Non-IFRS EPS — basic in €	0.51	0.42	0.09	21
Key figures — SAP Group 1/1/-9/30/2010 (non-IFRS)

	1/1/-9/30/	1/1/-9/30/
€ millions, unless otherwise stated	2010	2009	Change	Change in %
Non-IFRS software and software-related service revenue (constant currency)	6,208	5,643	565	10
Non-IFRS total revenue (constant currency)	7,998	7,493	505	7
Non-IFRS operating income (constant currency)	2,129	1,792	337	19
Non-IFRS operating margin in % (constant currency)	26.6	23.9	2.7pp	11
Non-IFRS EPS — basic in €	1.34	1.04	0.30	29
In the third quarter of 2010, software and software-related service revenue (non-IFRS) increased by 21% over the same period in the previous year to €2,352 million (2009: €1,937 million). On a constant currency basis, the increase was 13%. SAP’s business without the Sybase results contributed 15 percentage points to this growth (7 percentage points at constant currencies). In the first nine months of 2010, software and software-related service revenue (non-IFRS) increased by 16% over the same period in the previous year to €6,557 million (2009: €5,643 million). On a constant currency basis, the increase was 10%. SAP’s business without the Sybase results contributed 14 percentage points to this growth (8 percentage points at constant currencies).
The operating margin (non-IFRS) widened in the third quarter of 2010 by 1.7 percentage points to 29.1% compared to the prior year’s third quarter (2009: 27.4%). At constant currencies, the operating margin (non-IFRS) increased by 0.8 percentage points to 28.2%. First-nine-month operating margin (non-IFRS) widened 3.7 percentage points year over year to 27.6% (2009: 23.9%). On a constant currency basis, the year-over-year improvement was 2.7 percentage points to 26.6%. In the first nine months of 2009, restructuring costs had negatively impacted the non-IFRS operating margin by 2.5 percentage points. Unlike the first nine months of 2009, the first nine months of 2010 were not material affected by restructuring costs. In the first nine months of 2010 severance expenses of €45 million (2009:

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€11 million) and unused lease space expenses of €8 million (2009: €5 million), negatively impacted the operating margin (non-IFRS) by 0.6 percentage points (2009: 0.2 percentage points).

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BUSINESS IN THE THIRD QUARTER 2010 (IFRS)
Key figures — SAP Group 7/1/-9/30/2010 (IFRS)

	7/1/-9/30/	7/1/-9/30/
€ millions, unless otherwise stated	2010	2009	Change	Change in %
Software revenue	656	525	131	25
Support revenue	1,559	1,333	226	17
Software and software-related service revenue	2,316	1,937	379	20
Total revenue	3,003	2,508	495	20
Operating profit	716	619	97	16
Operating margin in %	23.8	24.7	-0.9 pp	-4
Profit before tax	689	562	127	23
Profit after tax	501	447	54	12
Headcount in full-time equivalents (September 30)	52,921	47,810	5,111	11
Days of sales outstanding in days (September 30)	70	78	-8	-10
Basic earnings per share, in €	0.42	0.38	0.04	11
In the sections that follow, our revenues, expenses, and results position are discussed in detail. The 2010 figures include Sybase results, but the prior-year numbers do not.
RESULTS (IFRS)
Revenue (IFRS)
In the third quarter of 2010, our software and software-related service revenue was €2,316 million (2009: €1,937 million), an increase of 20% compared to the same period in 2009. SAP’s business without the Sybase results contributed 15 percentage points to this growth.
Software revenue was €656 million (2009: €525 million), an increase of 25% compared to the same period in 2009.
Total revenue was €3,003 million (2009: €2,508 million), an increase of 20% compared to the same period in 2009.
In the third quarter of 2010, we closed or announced major contracts in several key regions, including: In the EMEA region: SAP: Eskom Holdings Limited, TNK-BP, Nedbank Group Limited, Standard Bank of South Africa Limited and Mercuria Energy Group Holding, Iberdrola and City of Johannesburg; Sybase: BNP Paribas, Commerzbank, Cogetech and Ericsson. In the americas region: SAP: Fifth Third Processing Solutions, Intermec Technologies Corporation, Applied Industrial Technologies, Fossil, Marisol S.A., Indumotora Automotriz S.A., Hasbro, Inc. and American Express; Sybase: Banco Popular Dominicano, Rite Aid, GlobeOp Financial and Symphony Technology.
In the Asia Pacific Japan region: SAP: Jiangsu Electric Power Corp., China Central Television, Chemical Company of Malaysia Berhad, Pacific Pipe Co., Ltd., Punjab State Power Corporation Ltd., Sharp Corporation and Eros International Media; Sybase: New Zealand Customs and NTT Data Group.
Regarding our product SAP Business ByDesign we also closed the following important contracts amongst others: Anthesis, Frankfurter Fondsbank, Hangzhou Permanent Magnet Group, KunShan Taidah Chemical and RJT Compuquest.
Operating results (IFRS)
In the third quarter of 2010, our operating profit was €716 million (2009: €619 million), an increase of 16%. Operating profit in the third quarter of 2010 was negatively impacted by an increase from US$100 million to US$160 million in the provision related to our discontinued TomorrowNow activities. In contrast, the third quarter of 2009 was impacted by restructuring charges of €10 million resulting from a reduction of positions.
Our operating margin narrowed 0.9 percentage points to 23.8% in the third quarter of 2010 (2009: 24.7%). In the third quarter of 2010, acquisition-related charges as well as effects from discontinued activities negatively impacted our operating margin by 4.4 percentage points. In the third quarter of 2009, restructuring costs negatively impacted our operating margin by 0.4 percentage points.
Profit after tax was €501 million (2009: €447 million), an increase of 12%. Basic earnings per share was €0.42 (2009: €0.38), an increase of 11%. In the third quarter of 2010, acquisition-related charges as well as effects from discontinued operations negatively impacted our earnings per share by 0.7%. In the third quarter 2009, the impact, net of tax, of restructuring expenses on basic earnings per share was not significant.

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The effective tax rate in the third quarter of 2010 was 27.3% (2009: 20.5%). The comparably low effective tax rate for the corresponding period in the previous year mainly resulted from nonrecurring acquisition-related items.

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BUSINESS IN THE FIRST NINE MONTHS OF 2010
Key figures — SAP Group 1/1/-9/30/2010 (IFRS)

	1/1/-9/30/	1/1/-9/30/
€ millions, unless otherwise stated	2010	2009	Change	Change in %
Software revenue	1,757	1,487	270	18
Support revenue	4,479	3,922	557	14
Software and software-related service revenue	6,521	5,632	889	16
Total revenue	8,406	7,482	924	12
Operating profit	2,047	1,567	480	31
Operating margin in %	24.4	20.9	3.5 pp	17
Profit before tax	1,886	1,445	441	31
Profit after tax	1,379	1,069	310	29
Basic earnings per share, in €	1.16	0.90	0.26	29
RESULTS (IFRS)
Revenue (IFRS)
In the first nine months of 2010, our software and software-related service revenue was €6,521 million (2009: €5,632 million), an increase of 16% compared to the same period in 2009. SAP’s business without the Sybase results contributed 14% to this growth.
Software revenue was €1,757 million (2009: €1,487 million), an increase of 18% compared to the same period in 2009.
Total revenue was €8,406 million (2009: €7,482 million), an increase of 12% compared to the same period in 2009.
Operating results (IFRS)
In the first nine months of 2010, our operating profit was €2,047 million (2009: €1,567million), an increase of 31%. Operating profit in the first nine months of 2010 was negatively impacted by an increase from US$100 million to US$160 million in the provision related to our discontinued TomorrowNow activities. In contrast, our operating profit for the first nine months of 2009 was impacted by restructuring charges of €193 million resulting from a reduction of positions.
Our operating margin was 24.4% (2009: 20.9%), an increase of 3.5 percentage points. In the first nine months of 2010, acquisition-related charges as well as effects from discontinued activities negatively impacted our operating margin by 3.0 percentage points. In the first nine months of 2009, restructuring costs negatively impacted the operating margin by 2.6 percentage points. Restructuring expenses did not materially impact our operating margin in the first nine months of 2010. Severance expenses of €45 million (2009: €11 million) and unused lease space expenses of €8 million (2009: €5 million) negatively impacted our operating margin in the first nine months of 2010 by 0.6 percentage points (2009: 0.2 percentage points).
Profit after tax was €1,379 million (2009: €1,069 million), an increase of 29%. Basic earnings per share was €1.16 (2009: €0.90), an increase of 29%. The impact, net of tax, of severance and unused lease space expenses on basic earnings per share in the first nine months of 2010 was €0.03 (2009: €0.01). In the first nine months of 2010, acquisition-related charges as well as effects from discontinued operations negatively impacted our earnings per share by €0.16. The impact, net of tax, of restructuring expenses on basic earnings per share in the first nine months of 2009 was €0.11.
The effective tax rate in the first nine months of 2010 was 26.9% (2009: 26.0%). The comparably low effective tax rate for the corresponding period in the previous year mainly resulted from nonrecurring acquisition-related items.
FINANCIAL POSITION (IFRS)
Operating cash flow for the first nine months of 2010 was €2,062 million (2009: €2,362 million).
The third quarter of 2010 saw improvement compared to the third quarter of 2009, with increased cash flow in the third quarter compared to the corresponding period in the previous year. Reasons for this include the effects from the acquisition of Sybase, higher profitability, increased revenues, and efficient working capital management, which is also reflected in a decrease in days’ sales outstanding (DSO) from 79 on December 31, 2009, to 70 on September 30, 2010.
Operating cash flow for the first nine months in 2010 was nonetheless below the amount for the corresponding period in the prior year because in 2009 we received significant payments that had been delayed by customers at the end of 2008 due to the onset of the financial crisis. In the year 2010, however, the timing of the cash inflows from customers has returned to the norm. In addition, we incurred net cash outflows for derivative financial instruments used for the hedging of foreign exchange risks. These cash

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outflows were higher in the first six months of 2010 than in the corresponding period in the previous year.
Group Liquidity of SAP Group

	September	December
€ millions	30, 2010	31, 2009	Change
Cash and cash equivalents	2,828	1,884	944
Short-term investments	0	400	-400
Group Liquidity — gross	2,828	2,284	544
Current bank loans	97	4	93
Net liquidity 1	2,731	2,280	451
Non-current bank loans	1,472	2	1,470
Private placement transaction	697	697	0
Bond	2,200	0	2,200
Net liquidity 2	-1,638	1,581	-3,219
The increase in bank loans and bonds as compared to December 31, 2009, is mainly due to financing activities in connection with the acquisition of Sybase. We funded the acquisition with a syndicated bank loan of €2.75 billion in July 2010. Of this €2.75 billion, €1.2 billion was financed by a public bond issue on the eurobond market, part of which has been repaid. As of September 30, 2010, the outstanding balance of the syndicated bank loan was €1.4 billion.
SAP AG issued the bonds to fund the acquisition in two tranches of €600 million each. One tranche has a term of 18 months, and the other tranche a term of three years. The 18-month tranche, issued at a price of 99.863%, pays a coupon of 1.75%. The three-year tranche, issued at a price of 99.857%, pays a coupon of 2.25%.
For general funding purposes, SAP AG issued its first public bond in April 2010. The issue comprised a four-year and a seven-year tranche, each with a volume of €500 million. The four-year tranche, issued at a price of 99.755%, pays a coupon of 2.50%. The seven-year tranche, issued at a price of 99.780%, pays a coupon of 3.50%.
On October 14, 2010, we successfully completed a private placement transaction with a volume of US$500 million. The transaction enhances the Group’s financial flexibility by broadening its investor base and extending its maturity profile. Proceeds of the issue will be used to repay existing Group financial debt incurred to fincance the Sybase acquisition. A group of 20 institutional investors participated in the two tranches: a US$300 million tranche with a five-year term, and a US$200 million tranche with a seven-year term. The coupon was less than 3% on both tranches.
The total assets of the Group were €19,086 million on September 30, 2010, an increase of 43% compared with €13,374 million on December 31, 2009. The increase arose out of the Sybase acquisition and the raising of additional capital. The equity ratio declined from 63% on December 31, 2009, to 48% on September 30, 2010.
RESEARCH AND DEVELOPMENT (IFRS)
In part as a result of the acquisition of Sybase, our total research and development expense in the first nine months of 2010 rose to €1,242 million, an increase of 11% compared with the corresponding period in 2009 despite a decrease in labor costs resulting from the reduced headcount since the previous year. The increase was mainly due to the cost of severance benefits, salary increases, and a rise in travel expenses in the first nine months driven by an increase in our business activity. Savings achieved by the headcount reduction did not fully compensate for those effects.
Our R&D quotient — that is the amount we spend on R&D as a percentage of total revenue — was 14.8% in the first nine months, 0.2 percentage points less than the 15.0% for the nine months to September 30, 2009.
We had 15,775 full-time equivalent (FTE ) employees working in research and development teams on September 30, 2010, an increase of 6% compared with September 30, 2009 (September 30, 2009: 14,888; December 31, 2009: 14,813). The increase was largely a result of the acquisition of Sybase.

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ACQUISITIONS
In July 2010, we acquired Sybase, Inc., a U.S. company delivering software to manage, analyze, and mobilize information. Sybase’s information management, analytics, and enterprise mobility solutions are proven in the most data-intensive industries and across all major systems, networks, and devices. The acquisition underpins our “unwired enterprise” vision and brings technologies that will allow us to deliver a leading mobile platform for business that is based on open standards, runs on all major mobile operating systems, and manages and supports all major device types. The combination of SAP and Sybase solutions will offer customers a complete and optimized high-performance business analytics infrastructure to deliver end-to-end functionality from discovery (enterprise information management) to storage (calculation and storage engines for transactions, data marts, data warehouse) to consumption (query reporting and analytics, scorecarding, dashboarding, OLAP tools, mobile business intelligence). Further, by porting, certifying, and optimizing SAP Business Suite and other solutions onto Sybase data management servers, we will bring our customers a greater choice of database platforms for their SAP applications.
In July, we acquired TechniData AG, a German company. This acquisition is in line with our commitment to help companies execute their sustainability strategies. TechniData is a leading supplier of product safety and environmental, health, and safety (EHS) solutions. TechniData provides software, systems integration, and managed EHS services, and regulatory content to help companies comply with regulatory challenges in these areas.
For more details on acquisitions, see the “Notes to the Interim Financial Statements” section, Note (4).
PRODUCTS AND SOLUTIONS
SAP is committed to a product strategy that enables customers to leverage their business software wherever and whenever they need it — on premise, on demand, and on device. By making it easier for people at the office or in the field to work more efficiently and use business insight more effectively, SAP software helps companies of all sizes grow profitably and sustainably.
On Premise
In March, we introduced the new release of the SAP Business One integrated business management application for small businesses. Developed in close cooperation with small and midsize companies, the new release is easier to adapt to customer requirements and includes innovations and advances in the areas of functionality, performance, and user experience to improve usability and productivity for SAP customers.
We announced an innovative new approach to business analytics in September, designed to provide people across organizations with critical, industry-specific information wherever and however they want to use it. As our first step in that strategy, we launched SAP BusinessObjects analytic applications, a family of solutions tailored to address today’s challenges in specific industries and lines of business.
At the SAP World Tour in Chicago on September 2010, we launched SAP Rapid Deployment solutions. These are business software solutions targeting specific line-of-business needs. They can be deployed in as little as 12 weeks. SAP Rapid Deployment solutions are a ready-to-use combination of software, predefined services, and preconfigured content — at a predefined price. The first deployed solutions are based on SAP Business Suite applications for customer relationship management, supplier relationship management, and business communications management.
On Demand
In January, we released the latest version of the SAP Sourcing OnDemand solution, providing customers the ability to address challenges with flexible and cost-effective software and services in the areas of strategic sourcing, contract lifecycle management, and supplier management.
In February, we announced the SAP BusinessObjects BI OnDemand solution, targeted at casual business intelligence (BI) users who haven’t found the right products on the market. The solution delivers a complete BI toolset. It is easy to use, so people can be up and running with no prior experience or training. With SAP BusinessObjects BI OnDemand, business users are able to access and visually navigate data from any source using SAP BusinessObjects Explorer software.
We announced the general availability of the SAP StreamWork application in March. Aimed at transforming the way people work, the new on-demand collaborative decision-making software brings together people, information, and proven business methodologies to help teams naturally and fluidly work toward goals and outcomes.
In August, we announced new innovations in the SAP Business ByDesign solution. With the new feature pack, users can run sophisticated analyses in real time with in-memory analytics, and take advantage of enhanced usability through customizable reports, forms, and user interfaces. Mobile workers can initiate business processes in the field.
We introduced an enhanced version of the SAP Carbon Impact OnDemand solution in September. Companies can use the solution to help reduce their energy and carbon footprint across entire operations and product supply chains worldwide. SAP Carbon Impact OnDemand helps alleviate the rising global pressure on companies to address the costs of energy and carbon, and does not require software installation at the customer.

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On Device
In March, while we were working in cooperation with Sybase but before the merger, SAP and Sybase announced two new solutions designed for mobile workers who want to carry out key business and customer relationship management (CRM) processes on iPhone and Windows Mobile. Built on the industry-leading Sybase Unwired Platform, these mobile solutions extend the capabilities of SAP Business Suite applications, including SAP CRM.
Orchestration
In May, we released the latest version of the SAP NetWeaver Composition Environment offering. Business process orchestration technologies, which include composition, integration, and real-time business intelligence offerings, help companies better integrate and optimize their business processes across application and business boundaries, and provide real-time business insights to help customers more easily to capitalize on business opportunities.
Sybase
In August, SAP and Sybase also unveiled corporate strategic product directions and planned innovations in three key areas: enterprise mobility, business analytics, and enterprise information management (EIM). This includes developing a mobile platform and porting SAP Business Suite software and other SAP-solutions onto Sybase data management servers, certifying the solutions, and optimizing them. It also includes creating a complete and optimized high-performance business analytics infrastructure and applying SAP in-memory computing technology across SAP and Sybase data management offerings.
Service Solutions
In January, we introduced a new tiered support model for customers worldwide. Customers can choose the support that best meets their requirements: the extensive SAP Enterprise Support services or the straightforward SAP Standard Support option. We also continue to offer additional services such as SAP MaxAttention and SAP Safeguarding.
Selected Solutions Delivered Jointly With Partners
SAP and ClickSoftware Technologies Ltd. announced in January that the SAP Workforce Scheduling and Optimization application by ClickSoftware had won strong market acceptance. Resold by SAP, the solution helps businesses maximize mobile workforce performance and drive operational excellence through decision support and optimization technology.
In February, we announced the third major expansion of an already successful strategic relationship with Open Text to include Open Text Digital Asset Management (DAM). Through the new global agreement, SAP will resell the enterprise DAM solution from Open Text as the SAP Digital Asset Management application by Open Text.
At the SAPPHIRE NOW event in May 2010, we announced that we would co-innovate with partners to drive virtualization and cloud computing benefits. We unveiled progress toward delivering enhanced agility while reducing total cost of ownership for customers looking to transition to next-generation data center architectures. Through the Virtual Computing Environment (VCE) coalition and its Vblock Infrastructure Packages, Cisco, EMC, and VMware have committed to extensive and ongoing innovation with SAP to unleash the benefits of pervasive virtualization and speed the journey to “private cloud computing”.
Also at SAPPHIRE NOW, SAP and EMC announced an expansion of their global strategic alliance, which includes a reseller relationship, deeper technology integrations, and joint sales and marketing activities. Under the agreement, SAP will resell newly developed solutions, beginning with the SAP Insurance Broker Statement Processing application by EMC, leveraging EMC Documentum enterprise content management, EMC Captiva intelligent enterprise capture, and EMC Document Sciences customer communications management.
In August, SAP and StreamServe announced the availability of StreamServe’s leading document automation solution, sold as a solution extension from SAP. SAP Document Presentment application by StreamServe is the innovative solution automates the generation and personalization of documents, such as billing statements, and communications from multiple applications to multiple output types, including print, e-mail, fax, and mobile.
Industry Analyst Assessments
In mid-June, Gartner named SAP as a leader in customer information services (CIS) for energy utilities. in the market research firm’s “Magic Quadrant for Utilities Customer Information Systems” report. The yearly report tracks changes in the CIS market and analyzes market dynamics. Inclusion in the Magic Quadrant is based on the business wants and needs of customers in the CIS market. SAP has been identified alongside six others as providing the most exemplary CIS solutions based on completeness of vision and ability to execute.

14     INTERIM REPORT JANUARY-SEPTEMBER 2010
In September, we were rated as a leader in the Gartner “Magic Quadrant for International Retail Core Banking”, as the vendor with the best rating on vision, as well as an improved position in the ability to execute section.
We were market share leader in BI, analytics, and performance management software according to the 2009 market share report issued by Gartner. In the report, SAP ranks No. 1, with 22.4% share of the worldwide market. Gartner placed us in the leaders’ quadrant of the “Magic Quadrant for Corporate Performance Management Suites” report.
SUSTAINABILITY
For the fourth consecutive year, SAP has been named the leader of the software companies sector of the Dow Jones Sustainability Indexes (DJSI). For the software sector, DJSI reviewed a total of 30 companies, and SAP had sector-leading scores in 11 of the 20 key dimensions. In Germany, SAP was nominated for the 2010 Sustainability Award for the Most Sustainable Strategies for the Future.
We did not score quite as well in the life-cycle assessment in the third quarter as we did in the second. On preliminary, unverified numbers, our CO2 emissions totaled 115 kilotonnes in the third quarter of 2010. The slight increase was due rises in the numbers of business flights and company cars. However, we did achieve a further reduction in emissions from our facilities.
EMPLOYEES
At the end of the third quarter 2010, our employee headcount in full-time equivalents was 52,921 (September 30, 2009: 47,810; December 31, 2009: 47,584). Thereof 15,464 were based in Germany (September 30, 2009: 15,043; December 31, 2009: 14,925) and 10,098 in the United States (September 30, 2009: 8,158; December 31, 2009: 8,101). Of the overall headcount increase, 3,817 resulted from the acquisition of Sybase in July 2010.
ORGANIZATION
There were various important changes in our organization in the first nine months of 2010:
In February 2010, we announced that the Supervisory Board had reached a mutual agreement with CEO Léo Apotheker not to extend his contract as a member of the Executive Board. Léo Apotheker resigned as CEO and from the Executive Board with immediate effect.
In February 2010, Bill McDermott (head of our global field organization) and Jim Hagemann Snabe (head of business solutions and technology) were appointed as co-CEOs. Also in February 2010, Vishal Sikka, our chief technology officer, was appointed to the Executive Board. Gerhard Oswald, Executive Board member responsible for our global service and support, was in addition appointed chief operating officer, replacing Erwin Gunst, who stepped down for health reasons.
In February 2010, the Supervisory Board accepted the resignation of John Schwarz, the member of the Executive Board responsible for SAP BusinessObjects, our ecosystem, and corporate development, with immediate effect.
In April 2010, the Supervisory Board approved the nomination of Angelika Dammann as the newest member of the Executive Board. In July 2010, she took on the Human Resources board portfolio and became our labor relations director.
SAP SHARE AND MARKET CAPITALIZATION
SAP AG common shares are listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. On the New York Stock Exchange (NYSE), SAP American Depositary Receipts (ADRs), each representing one common share, trade under the symbol “SAP.” SAP is a component of the DAX, the index of 30 German blue chip companies, and the Dow Jones EURO STOXX 50 blue chip index.
SAP stock closed on September 30, 2010, at €36.29 (XETRA). That meant our market capitalization was approximately €44.5 billion at the end of the first nine months of 2010, based on 1,227 million shares outstanding. This made SAP the third most valuable company in Germany on September 30, 2010, measured on market capitalization. The stock price had increased 10.0% since the close of 2009. The DAX increased 4.6% during the first nine months, and the Dow Jones EURO STOXX 50 decreased 7.3%. The S&P North Software-Software Index rose 10.7% over the same period whereas the Tech PGI index rose 0.9%.
In the first nine months of 2010 we bought back 6.38 million SAP shares and issued 2.42 million treasury shares to employees who exercised stock options under our share-based compensation programs. We issued 1.79 million treasury shares to employees participating in our discounted stock purchase and share matching programs.
At the Annual General Meeting of Shareholders on June 8, 2010, shareholders approved a dividend from 2009 earnings of €0.50 (unchanged from the previous year) per common share. The total amount distributed in dividends was approximately €594 million (previous year: €594 million), based on the number of shares outstanding on June 8, 2010. The pay-out ratio was 34% (previous year: 32%).
Additional information about SAP common stock is available on Bloomberg under the symbol “SAP GR”, on Reuters under “SAPG.F”, on Quotron under “SAGR.EU”, and on the SAP Web site at www.sap.com.

INTERIM REVIEW OF SAP GROUP OPERATIONS     15
EVENTS AFTER THE END OF THE QUARTER
On October 14, 2010, SAP successfully completed a private placement transaction in the United States with a volume of US$500 million.
For more information about the private placement transaction in the United States, see the “Financial Position (IFRS)” section in this Interim Review of Operations.
RISK FACTORS
SAP has a system in place comprising multiple mechanisms across the SAP Group to recognize and analyze risks early and respond appropriately. For any changes in legal risks since our “Annual Report 2009”, see the “Notes to the Interim Financial Statements” section, Note 15. The other risk factors described in detail in the “Annual Report 2009” and in the annual report for 2009 on Form 20-F filed with the SEC continue to apply without material change.
The acquisition of Sybase involves acquisition and integration risks. For a general description of these risks, see our “Annual Report 2009”.
BUSINESS OUTLOOK
Future Trends in the Global Economy
Leading economics research bodies expect the global economy to continue to expand this year and next. Some have revised their projections upward since the previous quarter. They foresee vigorous economic growth in the emerging markets.
Nonetheless, the analysts believe the recovery will lose some of its momentum toward the end of 2010 as consumer apprehension about the economic future rises again. They believe global economic growth in 2011 will not be as great as in 2010.
The major impediment to stronger growth will still be unemployment and the impact it has on consumer spending. Government stimulus programs were offsetting some of that impact, but they are gradually expiring.
In the judgment of the economics research institutions, greater uncertainty attaches to growth projections for the coming year than has previously been the case. What the future holds thereafter depends on various factors, such as world trade, the possibility of further tension on the financial markets, commodity prices, and how advanced economies cope with the effects of the economic crisis.
IT Market: Outlook
For the rest of 2010 and in 2011, the global IT market will continue to grow much as it has since the beginning of 2010, according to IDC. The software and services segments will grow slightly less rapidly than the IT market as a whole, IDC believes, while the market for IT in the emerging markets will grow rather more rapidly than the global IT market.
IDC predicts that the SaaS and mobile computing segments will expand significantly. It expects more companies to move to on-demand and on-device software solutions in the future, a market trend it identifies as permanent.
There will be a marked increase in IT spending in the EMEA region up to the end of 2011, IDC believes, but sales growth in the other regions of the world will be more rapid. However, it expects that in the next few years a growing share of global SaaS demand will be from the EMEA region as companies will tend to switch away from investing in software licenses toward using more SaaS solutions.
IDC expects demand for IT to grow more rapidly in the Americas region than in the EMEA region until the end of 2011. Latin America will be at the forefront of the expansion. Spending on mobile computing will increase substantially in the Americas region, but not as rapidly as spending on mobile computing globally. The same will apply to SaaS, IDC predicts.
Within the Asia Pacific Japan region, IDC expects IT sales will continue to increase hesitantly in Japan and considerably more rapidly in the emerging markets. The region is also expected to account for a growing portion of the global SaaS segment in coming years.
Greater uncertainty attaches to IDC estimates and projections than has previously been the case: Spending on IT will depend on the strength of the economic recovery going forward, and other factors. IDC believes the possibility of a new recession cannot be excluded if, for example, there is a crisis in the west European banking sector that affects other regions or if government stimulus programs are further reduced. Confidence in sustained economic recovery has not yet taken root in the business or consumer communities. That fact, and high levels of unemployment in many countries, may impair the prospects for continuing growth in IT demand.
BUSINESS AT SAP
Business Outlook
SAP confirms the outlook from July 2010 for the full-year 2010, which now takes into account the acquisition of Sybase as follows:
The Company expects full-year 2010 Non-IFRS software and software-related service revenue to increase in a range of 9% — 11% at constant currencies (2009: €8.2 billion). SAP’s business, excluding the contribution from Sybase, is expected to contribute 6 — 8 percentage points to this growth.
The Company expects the full-year 2010 Non-IFRS operating margin to be in a range of 30% — 31% (2009: 27.4%) at constant currencies.
The Company projects an effective tax rate of 27.5% — 28.5% (based on IFRS) for 2010 (2009: 28.1%).

16     INTERIM REPORT JANUARY-SEPTEMBER 2010
To achieve a non-IFRS operating margin of 35% in the mid-term, our ambition is to increase our non-IFRS operating margin by 100 basis points on a yearly basis.
Excepting acquisitions, our planned capital expenditures for 2010 will be covered in full by operating cash flow and will chiefly be spent on completing new office buildings at various locations as well as on IT equipment.
Among the premises on which this outlook is based are those presented concerning economic conditions without considering the effects from further acquisitions.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS-IFRS     17
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
(UNAUDITED)

18     INTERIM REPORT JANUARY-SEPTEMBER 2010
CONSOLIDATED INCOME STATEMENTS OF SAP GROUP
For the three months ended September 30

€ millions, unless otherwise stated	Note	2010	2009	Change in %
Software revenue		656	525	25
Support revenue		1,559	1,333	17
Subscription and other software-related service revenue		101	79	28
Software and software-related service revenue		2,316	1,937	20
Consulting revenue		565	484	17
Other service revenue		122	87	40
Professional services and other service revenue		687	571	20
Total revenue		3,003	2,508	20

Cost of software and software-related services		-514	-414	24
Cost of professional services and other services		-530	-436	22
Research and development		-453	-382	19
Sales and marketing		-642	-515	25
General and administration		-157	-133	18
Restructuring	(6)	2	-10	<-100
Other operating income/ expense, net		7	1	>100
Total operating expenses		-2,287	-1,889	21

Operating profit		716	619	16

Other non-operating income/ expense, net		-13	-39	-67
Finance income		16	9	78
Finance costs		-35	-26	35
Other financial gains / losses , net		5	-1	<-100
Financial income, net		-14	-18	-22
Profit before tax		689	562	23
Income tax expense	(7)	-188	-115	63
Profit after tax		501	447	12
— Profit attributable to non-controlling interests		1	0	N/A
— Profit attributable to owners of parent		500	447	12

Basic earnings per share, in €	(8)	0.42	0.38	12
Diluted earnings per share, in €	(8)	0.42	0.38	12

CONSOLIDATED INTERIM FINANCIAL STATEMENTS-IFRS     19
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP
for the third quarter ended September 30

€ millions	2010	2009
Profit after tax	501	447
Gains (losses ) on exchange differences on translation, before tax	-270	18
Reclassification adjustments on exchange differences on translation, before tax	11	0
Exchange differences on translation	-259	18
Gains (losses ) on remeasuring available-for-sale financial assets , before tax	6	1
Reclassification adjustments on available-for-sale financial assets , before tax	0	0
Available-for-sale financial assets	6	1
Gains (losses ) on cash flow hedges, before tax	6	-11
Reclassification adjustments on cash flow hedges , before tax	31	22
Cash flow hedges	37	11
Actuarial gains (losses) on defined benefit plans, before tax	7	3
Other comprehensive income before tax	-209	33
Income tax relating to components of other comprehensive income	-13	-5
Other comprehensive income after tax	-222	28
Total comprehensive income	279	475
— attributable to non-controlling interests	1	0
— attributable to owners of parent	278	475

20     INTERIM REPORT JANUARY-SEPTEMBER 2010
CONSOLIDATED INCOME STATEMENTS OF SAP GROUP
For the nine months ended September 30

€ millions, unless otherwise stated	Note	2010	2009	Change in %
Software revenue		1,757	1,487	18
Support revenue		4,479	3,922	14
Subscription and other software-related service revenue		285	223	28
Software and software-related service revenue		6,521	5,632	16
Consulting revenue		1,572	1,554	1
Other service revenue		313	296	6
Professional services and other service revenue		1,885	1,850	2
Total revenue		8,406	7,482	12

Cost of software and software-related services		-1,328	-1,200	11
Cost of professional services and other services		-1,478	-1,423	4
Research and development		-1,242	-1,120	11
Sales and marketing		-1,858	-1,590	17
General and administration		-461	-395	17
Restructuring	(6)	1	-193	<-100
Other operating income/expense, net		7	6	17
Total operating expenses		-6,359	-5,915	8

Operating profit		2,047	1,567	31

Other non-operating income/expense, net		-136	-62	>100
Finance income		38	27	41
Finance costs		-67	-79	-15
Other financial gains/losses, net		4	-8	<-100
Financial income, net		-25	-60	-58
Profit before tax		1,886	1,445	31
Income tax expense	(7)	-507	-376	35
Profit after tax		1,379	1,069	29
— Profit attributable to non-controlling interests		2	1	100
— Profit attributable to owners of parent		1,377	1,068	29

Basic earnings per share, in €	(8)	1.16	0.90	29
Diluted earnings per share, in €	(8)	1.16	0.90	29

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS     21
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP
for the nine months ended September 30

€ millions	2010	2009
Profit after tax	1,379	1,069
Gains (losses) on exchange differences on translation, before tax	2	53
Reclassification adjustments on exchange differences on translation, before tax	-6	0
Exchange differences on translation	-4	53
Gains (losses) on remeasuring available-for-sale financial assets, before tax	5	2
Reclassification adjustments on available-for-sale financial assets, before tax	0	0
Available-for-sale financial assets	5	2
Gains (losses) on cash flow hedges, before tax	-66	-33
Reclassification adjustments on cash flow hedges, before tax	47	65
Cash flow hedges	-19	32
Actuarial gains (losses) on defined benefit plans, before tax	-3	5
Other comprehensive income before tax	-21	92
Income tax relating to components of other comprehensive income	9	-11
Other comprehensive income after tax	-12	81
Total comprehensive income	1,367	1,150
— attributable to non-controlling interests	2	1
— attributable to owners of parent	1,365	1,149

22     INTERIM REPORT JANUARY-SEPTEMBER 2010
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP
as at September 30, 2010 and December 31, 2009

€ millions	Notes	2010	2009	Change in %
Assets
Cash and cash equivalents		2,828	1,884	50
Other financial assets	(9)	258	486	-47
Trade and other receivables	(10)	2,382	2,546	-6
Other non-financial assets		223	147	52
Tax assets		311	192	62
Total current assets		6,002	5,255	14
Goodwill		8,285	4,994	66
Intangible assets		2,400	894	>100
Property, plant, and equipment		1,415	1,371	3
Other financial assets	(9)	374	284	32
Trade and other receivables	(10)	68	52	31
Other non-financial assets		31	35	-11
Tax assets		120	91	32
Deferred tax assets		391	398	-2
Total non-current assets		13,084	8,119	61

Total assets		19,086	13,374	43

€ millions	Notes	2010	2009	Change in %
Equity and liabilities
Trade and other payables		766	638	20
Tax liabilities		136	125	9
Financial liabilities	(11)	238	146	63
Other non-financial liabilities		1,187	1,577	-25
Provisions		389	332	17
Deferred income		1,334	598	>100
Total current liabilities		4,050	3,416	19
Trade and other payables		54	35	54
Tax liabilities		359	239	50
Financial liabilities	(11)	4,422	729	>100
Other non-financial liabilities		21	12	75
Provisions		270	198	36
Deferred tax liabilities		605	190	>100
Deferred income		94	64	47
Total non-current liabilities		5,825	1,467	>100
Total liabilities		9,875	4,883	>100
Issued capital		1,227	1,226	0
Treasury shares		-1,391	-1,320	5
Share premium		333	317	5
Retained earnings		9,356	8,571	9
Other components of equity		-331	-317	4
Equity attributable to owners of parent		9,194	8,477	8
Non-controlling interests		17	14	21
Total equity	(12)	9,211	8,491	8

Equity and liabilities		19,086	13,374	43

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS     23
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP
For the nine months ended September 30

				Other Components of Equity
					Available-			Equity
					for-Sale			Attributable	Non-
	Issued	Share	Retained	Exchange	Financial	Cash Flow	Treasury	to Owners	Controlling	Total
€ millions	Capital	Premium	Earnings	Differences	Assets	Hedges	Shares	of Parent	Interests	Equity
January 1, 2009	1,226	320	7,423	-395	-1	-42	-1,362	7,169	2	7,171
Profit after tax			1,068					1,068	1	1,069
Other comprehensive income			3	53	1	25		82		82
Share-based compensation		-4						-4		-4
Dividends			-594					-594		-594
Treasury shares transactions		-5					36	31		31
Convertible bonds and stock options exercised		5						5		5
Other			1					1	10	11
September 30, 2009	1,226	316	7,901	-342		-17	-1,326	7,758	13	7,771

January 1, 2010	1,226	317	8,571	-319	13	-11	-1,320	8,477	14	8,491
Profit after tax			1,377					1,377	2	1,379
Other comprehensive income			2	-4	4	-14		-12		-12
Share-based compensation								0		0
Dividends			-594					-594		-594
Treasury shares transactions		-4					-157	-161		-161
Convertible bonds and stock options exercised	1	20					86	107		107
Other								0	1	1
September 30, 2010	1,227	333	9,356	-323	17	-25	-1,391	9,194	17	9,211

24     INTERIM REPORT JANUARY-SEPTEMBER 2010
CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP
as at September 30

€ millions	2010	2009
Profit after tax	1,379	1,069
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	370	375
Gains/losses on disposals of non-current assets	2	4
Gains/losses on disposals of financial assets	-7	0
Impairment loss on financial assets recognized in profit	0	8
Decrease/increase in sales and bad debt allowances on trade receivables	-9	91
Other adjustments for non-cash items	33	7
Deferred income taxes	13	-84
Decrease/increase in trade receivables	515	967
Decrease/increase in other assets	-350	16
Decrease/increase in trade payables, provisions and other liabilities	-437	-612
Decrease/increase in deferred income	553	521
Net cash flows from operating activities	2,062	2,362
Business combinations, net of cash and cash equivalents acquired	-4,184	-65
Purchase of intangible assets and property, plant, and equipment	-200	-169
Proceeds from sales of intangible assets or property, plant, and equipment	23	19
Purchase of equity or debt instruments of other entities	-687	-576
Proceeds from sales of equity or debt instruments of other entities	1,248	324
Net cash flows from investing activities	-3,800	-467
Dividends paid	-594	-594
Purchase of treasury shares	-220	0
Proceeds from reissuance of treasury shares	109	20
Proceeds from issuing shares (share-based compensation)	26	4
Proceeds from borrowings	5,019	697
Repayments of borrowings	-1,721	-902
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	-14	0
Proceeds from exercise of equity-based derivative financial instruments	4	4
Net cash flows from financing activities	2,609	-771
Effect of foreign exchange rates on cash and cash equivalents	73	10
Net decrease/increase in cash and cash equivalents	944	1,134
Cash and cash equivalents at the beginning of the period	1,884	1,280
Cash and cash equivalents at the end of the period	2,828	2,414

NOTES TO THE INTERIM FINANCIAL STATEMENTS      25
NOTES TO THE INTERIM FINANCIAL STATEMENTS
A. BASIS OF PRESENTATION
(1) General
The accompanying consolidated financial statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRSs). The designation “IFRS” includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements. The interim consolidated financial statements for the period ended September 30, 2010 are in compliance with International Accounting Standard (IAS) 34.
Certain information and disclosures normally included in notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information is not misleading.
Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.
As a result of the acquisition of Sybase, we recognize revenue from messaging services and expect to continue to do so going forward. We include this revenue as other service revenue in the professional services and other service revenue line item. We have also merged the training revenue and the other revenue into the line item for other service revenue. This change helps maintain the clarity of our income statement. Amounts reported in previous years have been reclassified as appropriate to conform to the current presentation.
We do not currently expect other changes to the structure of our income statement or other financial statements as a result of the acquisition of Sybase.
These unaudited condensed IFRS consolidated interim financial statements should be read in conjunction with SAP’s audited consolidated IFRS financial statements and notes thereto as of December 31, 2009.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.
(2) Scope of Consolidation
The following table summarizes the change in the number of legal entities included in the consolidated financial statements:
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2009	22	165	187
Additions	1	11	12
Disposals	-4	-32	-36
December 31, 2009	19	144	163
Additions	3	54	57
Disposals	-2	-10	-12
September 30, 2010	20	188	208
The additions relate to legal entities added in connection with acquisitions and foundations, especially the acquisition of Sybase Inc., Dublin, California (USA). The disposals are due to mergers and to liquidations of nonoperating acquired legal entities.
The changes in the scope of companies in the third quarter of 2010 included in the Consolidated Financial Statements impact the comparability with prior years and prior quarters. This is due to our acquisition of Sybase in the third quarter, which is significant to some items in the financial statements. For additional information on our business combinations and the effect on our Consolidated Financial Statements, see note (4).
(3) Summary of Significant Accounting Policies
The interim financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as at December 31, 2009. Our significant accounting policies are summarized in the notes to the annual financial statements. For further information, we refer to note (3) of our Group Annual Report for 2009.

26     INTERIM REPORT JANUARY-SEPTEMBER 2010
Newly Adopted Accounting Standards
The new accounting standards adopted in the first nine months of 2010 did not have a material impact on our consolidated financial statements.
New Accounting Standards Not Yet Adopted
In May 2010, the IASB issued Improvements to IFRSs — a collection of amendments to several International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The resulting amendments mainly have effective dates for annual periods beginning on or after January 1, 2011, although entities are permitted to adopt them earlier. The European Union has not yet endorsed these improvements. We are currently determining the impact these amendments will have on our consolidated financial statements.
(4) Acquisitions
We acquired the following businesses in 2010:
Acquired Businesses

			Acqui-
			red	Acquisi-
Business		Acquisi-	Voting	tion
Acquired	Sector	tion Type	Interest	Date
Sybase Inc., Dublin, CA, USA	Public entity specializing in database and mobile solutions	Share purchase	100%	July 26, 2010

Technidata AG, Markdorf, Germany	Privately held company specialized in developing software solutions for the management of product safety and environmental, health and safety (EHS) solutions	Share purchase	100%	July 27,2010
All of the acquired businesses develop or sell software in specific areas of strategic interest to us. The acquisition of Sybase is a material acquisition for SAP.
Sybase, headquartered in Dublin, California (USA), delivers a range of solutions designed to ensure that customer information is securely managed and mobilized, including enterprise and mobile databases, middleware, synchronization, encryption and device management software, and mobile messaging services. Before we acquired Sybase, its stock was traded on the New York Stock Exchange (NYSE: SY).
Our tender offer to acquire Sybase Inc, Dublin, California (USA), announced on May 12, was made pursuant to a tender offer statement which was filed by SAP with the U.S. Securities and Exchange Commission (the “SEC”) on May 26, 2010. Under the terms and conditions of the tender offer, SAP made an all-cash tender offer for all of the outstanding shares of Sybase common stock at US$65.00 per share, representing an enterprise value of approximately US$5.8 billion. The transaction closed on July 26 after our receiving the majority of the outstanding shares of Sybase’s common stock (92.1% percent of Sybase’s outstanding shares of common stock, or 91.8% percent on a fully diluted basis) and clearance by the relevant antitrust authorities. Subsequently, SAP used its right to acquire the remaining common shares under the applicable corporate law. The acquisition was completed on July 29. The remaining shareholders also received US$65.00 per share in cash.
The per-share purchase price represented a 44% premium over the three-month average stock price of Sybase.
The aggregate consideration, net of cash received, was €4,185 million (thereof Sybase €4,124 million) and was paid in cash.
The transaction was funded from SAP’s cash on hand and a €2.75 billion loan facility by a bank consortium.
The components of the consideration paid for Sybase Inc are as follows:
Consideration transferred for Sybase

€ millions	2010
Value of acquired shares outstanding	4,322
Value of acquired and accelerated options, stock	229
appreciation rights and restricted stock units

Total	4,551
Cash acquired	427
Acquisition cost net of cash acquired	4,124
The following table shows the preliminary allocation of the consideration to the fair values of assets and liabilities assumed as well as the values recorded prior to fair value adjustments:

NOTES TO THE INTERIM FINANCIAL STATEMENTS      27

					Fair Value of
					Assets Acquired
	Pre-Acquisition		Fair Value		and Liabilities
	Carrying Amount		Adjustment		Assumed
		thereof		thereof		thereof
€ millions	Total	Sybase	Total	Sybase	Total	Sybase
Cash and cash equivalents	446	427	0	0	446	427
Other financial assets	190	190	20	19	210	209
Trade and other receivables	175	164	6	6	181	170
Other non-financial assets	49	48	-25	-25	24	23
Property, plant, and equipment	55	53	-30	-30	25	23
Intangible assets	131	129	1,596	1,581	1,727	1,710
Goodwill	414	413	2,985	2,934	3,399	3,347
Current and deferred tax assets	52	51	-29	-29	23	22
Total assets	1,512	1,475	4,523	4,456	6,035	5,931

Trade accounts payable	22	20	0	0	22	20
Loans and Borrowings	264	259	218	218	482	477
Current and deferred tax liabilities	85	85	517	513	602	598
Provisions and other non-financial liabilities	192	183	29	27	221	210
Deferred Revenues	181	178	-104	-103	77	75
Total liabilities	744	725	660	655	1,404	1,380

Net assets	768	750	3,863	3,801	4,631	4,551
Consideration transferred					4,631	4551
Cash acquired					446	427
Consideration transferred net of cash					4,185	4,124
The assumed fair values of trade and other receivables acquired are as follows:

	Value as of
	Acquisition	thereof
€ millions	Date	Sybase
Gross Contractual Amounts	185	174
Reserves	4	4
Fair Value of Receivables	181	170
We have not yet finalized the purchase price allocation for our acquisitions, because we are still evaluating our acquisition-date fair-value assumptions.
The acquisition-related cost of our 2010 acquisitions is €14 million and was recognized in general and administration expense.
The acquired assets and liabilities are included in the consolidated statements of financial position at their estimated fair value on acquisition. The excess of the acquisition cost of the business combination over the estimated fair values of the identifiable net assets acquired was recognized in goodwill. Factors that contributed to the recognition of goodwill of €3.4 billion (thereof Sybase €3.3 billion) were expected synergies from combining the activities, as well as assets, which cannot be recognized separately from goodwill because they are not identifiable (such as the quality and level of education of the workforce). We expect that both SAP and Sybase will benefit from synergies across product lines and markets. SAP plans to accelerate the reach of its solutions across mobile platforms and drive forward the realization of its in-memory computing vision. Sybase’s mobile platform can connect all applications and data (SAP and non-SAP) and enable them on mobile devices. We expect that SAP, Sybase, and their customers will be able to use the Sybase messaging network in the future.
The loss after tax of the Sybase subgroup for the third quarter and the first nine months of 2010 included in our profit after tax for Q3 amounts to €3 million. That loss after tax contains the amortization of all acquired Sybase intangibles, deferred revenue writedowns, and other effects resulting from the allocation of the consideration.
Impact of Acquisitions on SAP’s Financials
The acquisition of Sybase had the following impact on revenue and profit after tax:
Impact of Sybase on SAP’s Financials

	1/1/-9/30/
	2010 as	thereof
€ millions	Reported	Sybase
Revenue	8,406	131
Profit after tax	1,379	-3
If we had acquired Sybase at the beginning of 2010, the pro-forma revenue would have been €8.888 million and the pro-forma profit after tax would have been€1.291 million. These pro-forma results have been prepared for comparative purposes only. The pro-forma results are reliably indicative neither of the results of operations that would actually have been achieved had the acquisition been effected at the beginning of the respective periods, nor of future results.
If we had acquired TechniData on January 1, 2010, our revenue and profit after tax would not have been materially different from the numbers presented in our Consolidated Income Statements. This is because we generally integrate acquired businesses into our overall operations very quickly and because we had a business relationship with TechniData prior to the acquisition.
We assigned the following amounts to identifiable intangible assets:

28     INTERIM REPORT JANUARY–SEPTEMBER 2010
Identifiable Intangible Assets Acquired as Part of Business Combinations in 2010

	Total	thereof	Estimated Useful
	€ millions	Sybase	Lives (in Years)
Customer contracts	1,091	1,088	3 to 13
Intellectual property	518	518	5 to 7
Distribution right	12	0	6
Trade name	47	47	7
In-process research and development	44	44	amortized over useful life after completion
Other intangible assets	15	10	2 to 5
Identifiable intangible assets acquired	1,727	1,707
There were no identifiable intangible assets that have not been separately recorded.
We have not yet assigned the acquired goodwill recognized for our 2010 business combinations to our segments.
We do not expect goodwill recognized in 2010 to be deductible for tax purposes.
Acquisitions of the prior year are described in our consolidated financial statements for 2009.

NOTES TO THE INTERIM FINANCIAL STATEMENTS     29
B. CONDENSED NOTES TO CONSOLIDATED INCOME STATEMENTS AND STATEMENTS OF FINANCIAL POSITION
(5) Expenses by Nature and Headcount
Employee Compensation
Employee compensation comprises:
Employee Compensation

		1/1-		1/1-
€ millions	Q3 2010	9/30/2010	Q3 2009	9/30/2009
Salaries	1,104	3,115	916	2,838
Social security expense	142	447	123	416
Pension expense	36	122	37	124
Share-based payment expense	31	49	40	60
Termination benefits	6	41	3	6
Employee-related restructuring expenses	0	1	11	183
Employee compensation	1,319	3,775	1,130	3,627
Number of Employees (in Full-Time Equivalents)
As at September 30, 2010, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as follows:
Headcount by region and functional area

	September 30, 2010				September 30, 2009
			Asia				Asia
			Pacific				Pacific
Full-time equivalents	EMEA	Americas	Japan	Total	EMEA	Americas	Japan	Total
Software and software-related services	3,729	1,743	2,234	7,706	3,211	1,252	1,862	6,325
Professional services and other services	6,772	3,904	2,348	13,024	6,704	3,509	2,277	12,490
Research and development	8,511	3,156	4,108	15,775	8,554	2,525	3,809	14,888
Sales and marketing	4,547	4,148	2,163	10,858	4,222	3,560	1,763	9,545
General and administration	2,037	997	527	3,561	1,965	736	415	3,116
Infrastructure	1,134	594	269	1,997	873	395	178	1,446
SAP Group (September 30)	26,730	14,542	11,649	52,921	25,529	11,977	10,304	47,810

SAP Group (average first nine months)	25,668	12,723	10,640	49,031	26,199	12,528	10,734	49,461

30     INTERIM REPORT JANUARY–SEPTEMBER 2010
Sybase Headcount by region and functional area

	September 30, 2010
			Asia
			Pacific
Full-time equivalents	EMEA	Americas	Japan	Total
Software and software-related services	126	273	88	487
Professional services and other services	205	253	129	587
Research and development	81	608	416	1,105
Sales and marketing	277	352	276	905
General and administration	97	276	96	469
Infrastructure	39	127	62	228
Sybase (September 30)	825	1,889	1,067	3,781
(6) Restructuring
All 2010 restructuring charges relate to changes in estimate of restructuring projects started in previous years, particularly the reduction of our workforce by 2,983 positions in 2009. Due to the reduced number of employees, we also consolidated certain facilities.
In 2008, we implemented a restructuring program relating to the acquisition of Business Objects that led to employee and facility-related restructuring expenses.
As a result of the changes in estimate of our restructuring provisions we recorded a gain in the amount of €1 million.
The following table shows changes in our restructuring provisions:
Restructuring Development

		Cost of
		Closing
	Termination	Redundant
€ millions	Benefits	Facilities	Total
1/1/2010	16	28	44
Addition	1	6	7
Change consolidation group	0	0	0
Utilization	-10	-17	-27
Release	-3	-5	-8
Currency impact	1	3	4
9/30/2010	5	15	20
We expect that most of the remaining employee-related restructuring provisions will be paid in 2010. Utilization of the facility-related restructuring provision depends on the length of the remaining term of the lease. €7 million of the provision is non-current.

NOTES TO THE INTERIM FINANCIAL STATEMENTS     31
(7) Income Taxes
Income taxes and the effective tax rate in the third quarter and the first nine months of 2010 compared with those in the third quarter and the first nine months of 2009 as follows:
Income Taxes

	Q3	1/1/-	Q3	1/1/ -
€ millions, unless stated otherwise	2010	9/30/2010	2009	9/30/2009
Profit before income tax	689	1,886	562	1,445
Income tax expense	-188	-507	-115	-376
Effective tax rate in %	27.3	26.9	20.5	26.0
(8) Earnings per Share
Diluted earnings per share (EPS) does not include certain convertible bonds and stock options issued in connection with the LTI 2000 Plan and SAP SOP 2002, because their underlying exercise prices were higher than the average market prices of SAP shares in the periods presented. Such convertible bonds and stock options, if converted or exercised, represent 21.4 million SAP common shares on September 30, 2010, and 36.0 million SAP common shares on September 30, 2009.
Starting in the third quarter of 2010, diluted EPS includes the dilutive effect of bonus shares granted under Share Matching Plan 2010.
Earnings per Share

		1/1-		1/1-
€ millions, unless otherwise stated	Q3 2010	9/30/2010	Q3 2009	9/30/2009
Profit attributable to owners of parent	500	1,377	447	1,068
Issued ordinary shares	1,227	1,226	1,226	1,226
Effect of treasury shares	-39	-38	-38	-38
Weighted average number of shares in millions — basic	1,188	1,188	1,188	1,188
Dilutive effect of stock options in millions	0	1	1	1
Weighted average number of shares in millions — diluted	1,188	1,189	1,189	1,189
Basic earnings per share, in €	0.42	1.16	0.38	0.90
Diluted earnings per share, in €	0.42	1.16	0.38	0.90

32     INTERIM REPORT JANUARY-SEPTEMBER 2010
(9) Other Financial Assets
Other financial assets comprise:
Other Financial Assets

	September 30, 2010
		Non-
€ millions	Current	Current	Total
Loans and other financial receivables	32	231	263
Debt investments	0	8	8
Equity investments	0	100	100
Available-for-sale financial assets	0	108	108
Derivates	227	0	227
Investments in associates	0	35	35
Total	259	374	633

	December 31, 2009
		Non-
€ millions	Current	Current	Total
Loans and other financial receivables	422	168	590
Debt investments	0	0	0
Equity investments	0	87	87
Available-for-sale financial assets	0	87	87
Derivates	64	2	66
Investments in associates	0	27	27
Total	486	284	770
(10) Trade and other receivables
Trade and other receivables comprise:
Trade and Other Receivables

	September 30, 2010
		Non-
€ millions	Current	current	Total

Trade receivables, net	2,331	1	2,332
Other receivables	51	67	118
Total trade and other receivables	2,382	68	2,450

	December 31, 2009
		Non-
€ millions	Current	current	Total

Trade receivables, net	2,507	1	2,508
Other receivables	39	51	90
Total trade and other receivables	2,546	52	2,598
The carrying amounts of our trade receivables and related allowances were as follows:
Carrying Amounts of Trade Receivables

	September 30,	December 31,
€ millions	2010	2009
Gross carrying amount	2,523	2,698
Sales allowances charged to revenue	-150	-142
Allowance for doubtful accounts charged to expense	-41	-48
Carrying amount trade receivables, net	2,332	2,508
In our Consolidated Income Statement, bad debt allowances for a portfolio of trade receivables are recorded as other operating expense, whereas bad debt allowances for specific customer balances are recorded in cost of software and software-related services or cost of professional services and other services, depending on the transaction from which the trade receivable results. Sales allowances are recorded as an offset to the respective revenue item.

NOTES TO THE INTERIM FINANCIAL STATEMENTS     33
(11) Financial Liabilities
Financial liabilities comprise:
Financial Liabilities

	September 30, 2010
		Non-
€ millions	Current	current	Total
Bank loans	96	1,464	1,560
Private placement transaction	0	696	696
Bonds	0	2,190	2,190
Other financial liabilities	142	72	214
Financial liabilities	238	4,422	4,660

	December 31, 2009
		Non-
€ millions	Current	current	Total
Bank loans	4	2	6
Private placement	0	697	697
Bonds	0	0	0
Other financial liabilities	142	30	172
Financial liabilities	146	729	875
(12) Shareholders’ Equity
Issued Shares
As at September 30, 2010, SAP AG had 1,226,664,560 no-par issued shares (December 31, 2009: 1,226,039,608) issued with a calculated nominal value of €1 per share.
In the first nine months of 2010, the number of issued shares increased by 624,952 shares, thereof in the third quarter 2010 428 shares (first nine months of 2009: 234,096; Q3 2009: 38,160), resulting from the exercise of awards granted under certain share-based compensation programs.
Treasury Shares
On September 30, 2010, we held 39 million treasury shares, representing €39 million or 3.2% of capital stock.
In the first nine months of 2010, we acquired 6.4 million shares for treasury (Q3 2010: 2.9 million) at an average price of approximately €34.46 (Q3 2010: €35.05) per share and disposed of 4.2 million (Q3 2010: 1.6 million) shares at cost at a price of approximately €35.36 (Q3 2010: €35.28) per share.
In the first nine months of 2009, we did not acquire any shares and we disposed of 1.0 million shares (Q3 2009: 0.4 million) at cost at an average share price of approximately €35.43 (Q3 2009: €35.43).
We do not have any dividend or voting rights associated with our treasury stock. In the first nine months of 2010 and 2009 we did not purchase any SAP American Depositary Receipts (ADRs). We did not hold any SAP ADRs on September 30, 2010, or on September 30, 2009.
(13) Share-Based Compensation Plans
For a detailed description of our share-based compensation plans, see the “SAP Annual Report 2009, Notes to the Consolidated Financial Statements” section, Note (28), or our annual report for 2009 on Form 20-F.
In September 2010, we issued the following share-based compensation plans to our employees and the members of the Executive Board:
Under the new Share Matching Plan 2010 (SMP 2010), SAP offered its employees the opportunity to purchase SAP AG shares at a discount of 40%. The number of SAP shares an eligible employee was able to purchase was limited to a percentage of the employee’s annual base salary. After a holding period of three years, the employees receive one SAP share free of charge for every three shares held. The terms for the members of the senior leadership team (SLT) are different. Instead of receiving a discount, they are granted two bonus shares for every three shares acquired and held during the three-year vesting period. The participants purchased 1.6 million SAP shares in aggregate at a discounted share price of €21.07. The discount of €25.8 million was expensed immediately. The fair value of the right to a bonus share was estimated at grant date at €33.71 per share using a risk-free interest rate of 0.82%, a dividend yield of 1.65% and an expected life of three years.
Under the Stock Option Plan 2010 (SOP 2010), we granted 5.4 million cash-based virtual stock options to members of the SLT, to SAP’s top rewards (top talents and top performers) and to members of the Executive Board.
The vesting period for the SLT and top rewards is three years and the contractual term of the program is six years.

34     INTERIM REPORT JANUARY-SEPTEMBER 2010
The exercise price is €39.03 and the fair value at grant date was €6.40.
The vesting period for the members of the Executive Board is four years with a contractual term of seven years. The exercise price is €40.80 and the fair value at grant date was €7.00.
In connection with the acquisition of Sybase (see Note 4), we assumed 35.7 million restricted stock awards that were unvested at the closing of the acquisition. They were converted into the right to receive, at the originally agreed vesting dates, a fix amount in cash equal to the number of restricted shares held at vesting time multiplied by US$65.00 per share (SAP’s purchase price of Sybase shares at acquisition).
The outstanding equity-settled options, convertible bonds, and SMPs entitle their holders to the following numbers of shares:
Outstanding Options, Convertible Bonds and restricted stocks

	September 30,	December 31,
number in thousands	2010	2009
Stock Option Plan 2002	5,409	13,256
Long Term Incentive 2000 Plan (convertible bonds)	16,043	22,533
Long Term Incentive 2000 Plan (stock options)	1,915	2,235
Share Matching Plan 2010 (Bonus shares)	565	0
The allocations of expenses for share-based compensation to the various expense items are as follows:
Share-Based Compensation

	1/1-	1/1-
€ millions	09/30/2010	09/30/2009
Cost of software and software-related services	-4	-5
Cost of professional services and other services	-9	-10
Research and development	-19	-20
Sales and marketing	-10	-15
General and administration	-7	-10
Total share-based compensation	-49	-60

NOTES TO THE INTERIM FINANCIAL STATEMENTS     35
(C) ADDITIONAL INFORMATION
(14) Contingent Liabilities
For a detailed description of our contingent liabilities, see the “SAP Annual Report 2009, Notes to the Consolidated Financial Statements” section, Note (23). There have been no significant changes in contingent liabilities since December 31, 2010.
For information about contingent liabilities related to litigation, see Note (15).
(15) Litigation and Claims
We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies which we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable and the settlement of which is probable to require an outflow of resources embodying economic benefits. We currently believe that resolving all claims and lawsuits against us, individually or in aggregate, did not and will not have a material adverse effect on our business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and lawsuits are neither individually nor in aggregate material to SAP. However, all claims and lawsuits involve risk and could lead to significant financial and reputational damage to the parties involved. Because of significant inherent uncertainties related to these matters, there can be no assurance that our business, financial position, income or cash flows will not be materially adversely affected nor can we reliably estimate the maximum possible loss in case of an unfavorable outcome.
Among the claims and lawsuits are the following:
Intellectual Property Litigation
In October 2006, United States-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. In September 2010, SAP and Sky resolved this dispute for an amount not material to SAP’s business, financial position, results of operations, or cash flows.
In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German Court determined that the patent is invalid. The cancellation hearing for the utility model was held in May 2009 and the Court determined that the utility model was invalid. However, CSB is appealing, and the infringement hearing has been stayed pending the appeals.
In May 2010, CSB-Systems International, Inc. (CSB) instituted legal proceedings in the United States against SAP. CSB alleges that SAP’s products infringe one or more of the claims in one patent held by CSB. In its complaint, CSB seeks unspecified monetary damages and permanent injunctive relief. Trial has not yet been scheduled.
In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc., and SAP America’s parent company SAP AG (SAP). Oracle filed an amended complaint in June 2007, a second amended complaint in July 2008, a third amended complaint in October 2008, and a fourth amended complaint in August 2009. SAP and TomorrowNow have answered the fourth amended complaint, subject to and as revised by the Court’s ruling on motion to dismiss the preceding third amended complaint. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. As a result of various pretrial rulings by the Court and several stipulations between the parties, the claims remaining for trial are Oracle’s claims for damages and disgorgement of alleged infringer’s profits, alleged contributory copyright infringement of SAP AG and SAP America, and punitive damages against TomorrowNow. The trial has been re-scheduled for November 2010. Additionally, in June 2007, SAP became aware that the United States Department of Justice had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow; SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice. In September 2010 a settlement conference was held. No settlement was reached.
SAP has recorded a provision for these legal proceedings as far as a loss is probable and the amount of loss can be

36     INTERIM REPORT JANUARY-SEPTEMBER 2010
reasonably estimated. In the third quarter of 2010, we increased the accrual from US$100 million to US$160 million.
In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. With prejudgment interest, approximately US$167 million is in dispute. The parties have filed post-trial motions and hearings were held in March and April of 2010.
In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The Court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. The trial in Pennsylvania has not yet been scheduled.
In May 2008, United States-based InfoMentis, Inc. (InfoMentis) instituted legal proceedings in the United States against SAP. InfoMentis alleges copyright infringement and unfair competition. The lawsuit seeks unspecified monetary damages and a permanent injunction. SAP filed its response in August 2008. The March 2010 trial date has been taken off the calendar and no new trial date has been set. In August 2010, SAP and InfoMentis resolved this dispute for an amount not material to SAP’s business, financial position, results of operations, or cash flows.
In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM and many other defendants. TecSec alleges that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants except IBM.
In April 2010, SAP instituted legal proceedings (a declaratory judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid or not infringed by SAP. The trial has not yet been scheduled.
Other Litigation
In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss. The trial has been scheduled for June 2011.
In March 2008, United States-based Waste Management, Inc. (Waste Management) and USA Waste Management Resources, L.L.C. instituted legal proceedings in the United States against SAP alleging several causes of action, including but not limited to, fraud, negligent misrepresentation, and breach of contract. In April 2010, SAP and Waste Management resolved this dispute for an amount not material to SAP’s business, financial position, results of operations, or cash flows.
(16) Other Financial Instruments
A detailed overview of our other financial instruments, financial risk factors and the management of financial risks are presented in notes (25) to (27) to our consolidated financial statements for 2009, which are included in our Annual Report 2009 and our Annual Report 2009 on Form 20-F.
(17) Segment Information
For information about the basis of SAP’s segment reporting and for information on SAP’s operating segments, see the “SAP Annual Report 2009, Notes to the Consolidated Financial Statements” section, Note (29). Starting in 2010, the accounting policies we apply for segment reporting purposes are no longer based on U.S. GAAP, but on IFRSs. We have adjusted the prior year figures in the tables below for comparison purposes.
The acquisition of Sybase also affected our internal reporting to the members of our Executive Board, who are responsible for assessing the performance of various company components and making resource allocation decisions as our Chief Operating Decision Maker (CODM):
In our internal reporting we have added a new reportable segment in addition to the existing product, consulting, and training reportable segments. While the new segment is called Sybase it is not identical to the acquired Sybase business, since parts of the acquired business are integrated with and thus reported in other reportable segments.
The measurement of the segment result for the Sybase segment differs from the respective measurement for the other segments as the Sybase segment result includes an allocation of development, administration, and other corporate expense whereas these expenses are excluded from measurement of the segment results of the other segments.
The following tables present external revenue and profit from our reportable segments, a reconciliation of total external revenue from reportable segments to total consolidated revenue as reported in the IFRS consolidated

NOTES TO THE INTERIM FINANCIAL STATEMENTS     37
income statements, and a reconciliation of total segment profit to profit before taxes as reported in the consolidated income statements.
We acquired Sybase on July 26, 2010. Therefore the following Sybase numbers for external revenue and profit only include August and September.
External Revenue and Results from Reportable Segments
Q3 2010

€ millions	Product	Consulting	Training	Sybase	Total
External revenue from reportable segments	2,096	688	84	155	3,023
Segment profit from reportable segments	1,234	200	30	55	1,519
Depreciation and amortization	-4	-2	-1	-3	-10
Q3 2009

€ millions	Product	Consulting	Training	Total
External revenue from reportable Segments	1,844	587	75	2,506
Segment profit from reportable Segments	1,114	183	22	1,319
Depreciation and amortization	-13	-2	0	-15
1/1/-9/30/2010

€ millions	Product	Consulting	Training	Sybase	Total
External revenue from reportable Segments	6,064	1,934	249	155	8,402
Segment profit from reportable Segments	3,489	513	89	55	4,146
Depreciation and amortization	-12	-5	-2	-3	-22
1/1/-9/30/2009

€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	5,413	1,839	238	7,490
Segment profit from reportable segments	3,157	541	73	3,771
Depreciation and amortization	-40	-5	-2	-47

38     INTERIM REPORT JANUARY-SEPTEMBER 2010
Reconciliation of Revenues and Segment Results

	Q3	1/1/-	Q3	1/1/-
€ millions	2010	9/30/2010	2009	9/30/2009
External revenue from reportable segments	3,023	8,402	2,506	7,490
External revenue from services provided outside of the reportable segments	16	40	2	3
Adjustment support revenue	-36	-36	0	-11
Total revenue	3,003	8,406	2,508	7,482
Segment profit from reportable segments	1,519	4,146	1,319	3,771
External revenue from services provided outside of the reportable segments	16	40	2	3
Development expense, not included in the segment result — management view	-434	-1,317	-431	-1,269
Administration and other corporate expenses, not included in the segment result — management view	-189	-487	-153	-459
Restructuring	2	1	-10	-193
Share-based payment expense	-31	-49	-40	-60
Adjustment support revenue	-36	-36	0	-11
Acquisition-related charges	-86	-204	-66	-207
Loss from discontinued operations	-45	-47	-2	-8
Operating profit	716	2,047	619	1,567
Other non-operating income/ expense, net	-13	-136	-39	-62
Financial income/ expense, net	-14	-25	-18	-60
Profit before tax	689	1,886	562	1,445

     39
Geographic Information
The amounts for sales by destination in the following tables are based on the location of customers.
Software revenue by sales destination

	Q3	1/1/-	Q3	1/1/-
€ millions	2010	9/30/2010	2009	9/30/2009
EMEA1)	287	747	254	726
Americas	253	694	180	496
APJ 2)	116	317	91	265
SAP Group	656	1,757	525	1,487

1)	Europe, Middle East, and Africa

2)	Asia Pacific Japan
Software and software-related service revenue by sales destination

	Q3	1/1/-	Q3	1/1/-
€ millions	2010	9/30/2010	2009	9/30/2009
Germany	369	1,040	342	948
Rest of EMEA	788	2,197	695	2,002
Total EMEA	1,158	3,237	1,037	2,950
United States	606	1,693	476	1,417
Rest of Americas	200	599	167	479
Total Americas	806	2,292	643	1,896
Japan	107	315	89	292
Rest of APJ	246	678	168	494
Total APJ	352	993	257	786
SAP Group	2,316	6,521	1,937	5,632
Revenue by sales destination

	Q3	1/1/-	Q3	1/1/-
€ millions	2010	9/30/2010	2009	9/30/2009
Germany	521	1,470	481	1,376
Rest of EMEA	975	2,718	858	2,531
EMEA	1,496	4,189	1,339	3,907
United States	810	2,231	628	1,941
Rest of Americas	268	790	222	647
Americas	1,078	3,021	850	2,588
Japan	125	361	102	348
Rest of APJ	304	835	216	639
APJ	429	1,196	319	987
SAP Group	3,003	8,406	2,508	7,482
(18) Related-Party Transactions
Certain Executive Board and Supervisory Board members currently hold (or have held within the last year) positions of significant responsibility with other entities (see the “SAP Annual Report 2009, Notes to the Consolidated Financial Statements” section, Note (30)). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
During the reporting period we had no related-party transactions that had a material effect on our business, financial position, or results in the reporting period.
For further information on related party transactions, see the “SAP Annual Report 2009, Notes to the Consolidated Financial Statements” section, Note (31).
(19) Subsequent Events
On October 14, 2010, we completed a private placement transaction in the United States with a volume of US$500 million.
For more information about the private placement transaction in the United States, see the “Financial Position” section in our “Interim Review of Operations”.
Release of the Interim Financial Statements
The SAP Chief Financial Officer on behalf of the Executive Board approved these Consolidated Interim Financial Statements for the third quarter of 2010 on October 27, 2010, for submission to the Audit Committee of the Supervisory Board and for subsequent issuance.

40     ADDITIONAL FINANCIAL INFORMATION
ADDITIONAL FINANCIAL INFORMATION
IFRS AND NON-IFRS FINANCIAL DATA
(CONDENSED AND UNAUDITED)
RECONCILIATIONS FROM NON-IFRS NUMBERS TO IFRS NUMBERS
The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended September 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Non-IFRS Revenue Numbers
Software revenue	656	0	656	-52	604	525	0	525	25	25	15
Support revenue	1,559	36	1,595	-109	1,486	1,333	0	1,333	17	20	11
Subscription and other software-related service revenue	101	0	101	-6	95	79	0	79	28	28	20
Software and software -related service revenue	2,316	36	2,352	-167	2,185	1,937	0	1,937	20	21	13
- thereof SAP excluding Sybase	2,228	0	2,228	-158	2,070	1,937	0	1,937	15	15	7
Consulting revenue	565	0	565	-40	525	484	0	484	17	17	8
Other service revenue	122	0	122	-8	114	87	0	87	40	40	31
Professional services and other service revenue	687	0	687	-48	639	571	0	571	20	20	12
Total revenue	3,003	36	3,039	-215	2,824	2,508	0	2,508	20	21	13

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-514	100	-414			-414	48	-366	24	13
Cost of professional services and other services	-530	3	-527			-436	1	-435	22	21
Research and development	-453	1	-452			-382	1	-381	19	19
Sales and marketing	-642	24	-618			-515	18	-497	25	24
General and administration	-157	5	-152			-133	2	-131	18	16
Restructuring	2	-3	-1			-10	-1	-11	<-100	-91
Other operating income/ expense, net	7	0	7			1	-1	0	>100	N/ A
Total operating expenses	-2,287	131	-2,157	130	-2,027	-1,889	68	-1,821	21	18	11

Non-IFRS Profit Numbers
Operating profit	716	167	883	-86	797	619	68	687	16	29	16
Other non-operating income/ expense, net	-13	-8	-21			-39	0	-39	-67	-46
Finance income	16	0	16			9	0	9	78	78
Finance costs	-35	0	-35			-26	0	-26	35	35
Other financial gains/ losses, net	5	0	5			-1	0	-1	<-100	<-100
Financial income, net	-14	0	-14			-18	0	-18	-22	-22
Profit before tax	689	159	848			562	68	630	23	35
Income tax expense	-188	-55	-243			-115	-16	-131	63	85
Profit after tax	501	104	605			447	52	499	12	21
Profit attributable to non-controlling interests	1	0	1			0	0	0	N/ A	N/ A
Profit attributable to owners of parent	500	104	604			447	52	499	12	21

Non-IFRS Key Ratios
Operating margin in %	23.8		29.1		28.2	24.7		27.4	-0.9pp	1.7pp	0.8pp
Effective tax rate in %	27.3		28.7			20.5		20.8	6.8pp	7.9pp
Basic earnings per share, in €	0.42		0.51			0.38		0.42	11	21

ADDITIONAL FINANCIAL INFORMATION     41

	Nine months ended September 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Non-IFRS Revenue Numbers
Software revenue	1,757	0	1,757	-133	1,624	1,487	0	1,487	18	18	9
Support revenue	4,479	36	4,515	-207	4,308	3,922	11	3,933	14	15	10
Subscription and other software-related service revenue	285	0	285	-8	277	223	0	223	28	28	24
Software and software-related service revenue	6,521	36	6,557	-349	6,208	5,632	11	5,643	16	16	10
- thereof SAP excluding Sybase	6,433	0	6,433	-340	6,093	5,632	11	5,643	14	14	8
Consulting revenue	1,572	0	1,572	-81	1,491	1,554	0	1,554	1	1	-4
Other service revenue	313	0	313	-15	298	296	0	296	6	6	1
Professional services and other service revenue	1,885	0	1,885	-96	1,789	1,850	0	1,850	2	2	-3
Total revenue	8,406	36	8,442	-444	7,998	7,482	11	7,493	12	13	7

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-1,328	181	-1,147			-1,200	147	-1,053	11	9
Cost of professional services and other services	-1,478	5	-1,473			-1,423	3	-1,420	4	4
Research and development	-1,242	4	-1,238			-1,120	3	-1,117	11	11
Sales and marketing	-1,858	51	-1,807			-1,590	55	-1,535	17	18
General and administration	-461	14	-447			-395	2	-393	17	14
Restructuring	1	-3	-2			-193	5	-188	<-100	-99
Other operating income/ expense, net	7	0	7			6	0	6	17	17
Total operating expenses	-6,359	251	-6,108	239	-5,869	-5,915	215	-5,700	8	7	3

Non-IFRS Profit Numbers
Operating profit	2,047	288	2,334	-205	2,129	1,567	226	1,792	31	30	19
Other non-operating income/ expense, net	-136	9	-127			-62	0	-62	>100	>100
Finance income	38	0	38			27	0	27	41	41
Finance costs	-67	0	-67			-79	0	-79	-15	-15
Other financial gains/ losses, net	4	0	4			-8	0	-8	<-100	<-100
Financial income, net	-25	0	-25			-60	0	-60	-58	-58
Profit before tax	1,886	297	2,183			1,445	226	1,671	31	31
Income tax expense	-507	-85	-592			-376	-56	-432	35	37
Profit after tax	1,379	212	1,591			1,069	170	1,239	29	28
Profit attributable to non-controlling interests	2	0	2			1	0	1	100	100
Profit attributable to owners of parent	1,377	212	1,589			1,068	170	1,238	29	28

Non-IFRS Key Ratios
Operating margin in %	24.4		27.6		26.6	20.9		23.9	3.5pp	3.7pp	2.7pp
Effective tax rate in %	26.9		27.1			26.0		25.9	0.9pp	1.2pp
Basic earnings per share, in €	1.16		1.34			0.90		1.04	29	29

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period. See Explanations of Non-IFRS Measures for details.

42     INTERIM REPORT JANUARY-SEPTEMBER 2010
REVENUE BY REGION
The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended September 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Software revenue by region
EMEA	287	0	287	-11	276	254	0	254	13	13	9
Americas	253	0	253	-24	229	180	0	180	41	41	27
Asia Pacific Japan	116	0	116	-17	99	91	0	91	27	27	9
Software revenue	656	0	656	-52	604	525	0	525	25	25	15
Software and software-related service revenue by region
Germany	369	0	369	0	369	342	0	342	8	8	8
Rest of EMEA	788	10	798	-34	764	695	0	695	13	15	10
Total EMEA	1,158	10	1,167	-34	1,133	1,037	0	1,037	12	13	9
United States	606	21	627	-60	567	476	0	476	27	32	19
Rest of Americas	200	2	203	-18	185	167	0	167	20	22	11
Total Americas	806	24	830	-79	751	643	0	643	25	29	17
Japan	107	1	108	-19	89	89	0	89	20	21	0
Rest of Asia Pacific Japan	246	1	247	-36	211	168	0	168	46	47	26
Total Asia Pacific Japan	352	3	355	-55	300	257	0	257	37	38	17
Software and software-related service revenue	2,316	36	2,352	-167	2,185	1,937	0	1,937	20	21	13
Total revenue by region
Germany	521	0	521	0	521	481	0	481	8	8	8
Rest of EMEA	975	10	985	-42	943	858	0	858	14	15	10
Total EMEA	1,496	10	1,506	-42	1,464	1,339	0	1,339	12	12	9
United States	810	21	831	-81	750	628	0	628	29	32	19
Rest of Americas	268	2	271	-26	245	222	0	222	21	22	10
Total Americas	1,078	24	1,101	-106	995	850	0	850	27	30	17
Japan	125	1	127	-22	105	102	0	102	23	25	3
Rest of Asia Pacific Japan	304	1	305	-45	260	216	0	216	41	41	20
Total Asia Pacific Japan	429	3	432	-67	365	319	0	319	34	35	14
Total revenue	3,003	36	3,039	-215	2,824	2,508	0	2,508	20	21	13

ADDITIONAL FINANCIAL INFORMATION     43

	Nine months ended September 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions	IFRS	Adj.*	Non-IFRS *	impact**	currency**	IFRS	Adj.*	Non-IFRS *	IFRS	Non-IFRS *	currency**
Software revenue by region
EMEA	747	0	747	-26	721	726	0	726	3	3	-1
Americas	694	0	694	-65	629	496	0	496	40	40	27
Asia Pacific Japan	317	0	317	-43	274	265	0	265	20	20	3
Software revenue	1,757	0	1,757	-133	1,624	1,487	0	1,487	18	18	9
Software and software-related service revenue by region
Germany	1,040	0	1,040	0	1,040	948	0	948	10	10	10
Rest of EMEA	2,197	10	2,207	-79	2,128	2,002	4	2,006	10	10	6
Total EMEA	3,237	10	3,246	-78	3,168	2,950	4	2,954	10	10	7
United States	1,693	21	1,714	-83	1,631	1,417	6	1,423	19	20	15
Rest of Americas	599	2	601	-63	538	479	0	479	25	25	12
Total Americas	2,292	24	2,315	-147	2,168	1,896	6	1,902	21	22	14
Japan	315	1	316	-32	284	292	0	292	8	8	-3
Rest of Asia Pacific Japan	678	1	679	-91	588	494	0	494	37	37	19
Total Asia Pacific Japan	993	3	996	-124	872	786	1	787	26	27	11
Software and software-related service revenue	6,521	36	6,557	-349	6,208	5,632	11	5,643	16	16	10
Total revenue by region
Germany	1,470	0	1,470	0	1,470	1,376	0	1,376	7	7	7
Rest of EMEA	2,718	10	2,728	-98	2,630	2,531	4	2,535	7	8	4
Total EMEA	4,189	10	4,199	-99	4,100	3,907	4	3,911	7	7	5
United States	2,231	21	2,253	-108	2,145	1,941	6	1,947	15	16	10
Rest of Americas	790	2	793	-88	705	647	0	647	22	23	9
Total Americas	3,021	24	3,045	-195	2,850	2,588	6	2,594	17	17	10
Japan	361	1	362	-37	325	348	0	348	4	4	-7
Rest of Asia Pacific Japan	835	1	836	-113	723	639	0	639	31	31	13
Total Asia Pacific Japan	1,196	3	1,198	-150	1,048	987	1	988	21	21	6
Total revenue	8,406	36	8,442	-444	7,998	7,482	11	7,493	12	13	7

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

44     INTERIM REPORT JANUARY-SEPTEMBER 2010
FREE CASH FLOW

	Nine months ended September 30
€ millions	2010	2009	Change in %
Net cash flows from operating activities	2,062	2,362	-13
Additions to non-current assets excluding additions from acquisitions	-200	-169	18
Free cash flow	1,862	2,193	-15
DAYS SALES OUTSTANDING (DSO)

	as at September 30, 2010 and December 31, 2009
	2010	2009	Change in days
Days sales outstanding (DSO) in days *	70	79	-9

*	Day Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

ADDITIONAL FINANCIAL INFORMATION     45
EXPLANATIONS OF NON-IFRS MEASURES
This document discloses certain financial measures, such as non-IFRS revenues, non-IFRS expenses, non-IFRS operating profit, non-IFRS operating margin, non-IFRS profit after tax, non-IFRS earnings per share, free cash flow, as well as constant currency revenue and operating profit measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. As discussed below, our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should be considered in addition to, and not as substitutes for or superior to, revenue, operating profit, cash flows, or other measures of financial performance prepared in accordance with IFRS. The section above titled “IFRS and Non-IFRS Financial Data (Condensed and Unaudited)” shows reconciliations of our non-IFRS financial measures to the corresponding IFRS measures.
We believe that the supplemental historical and prospective non-IFRS financial information presented here provides useful supplemental information to investors because it is the same information used by our management in running our business and making financial, strategic and operational decisions — in addition to financial data prepared in accordance with IFRS — to attain a more transparent understanding of our past performance and our future results. At the beginning of 2010 the non-IFRS measures as defined below replaced the non-GAAP measures which we used until the termination of our U.S. GAAP reporting. We use these non-IFRS measures consistently in our planning and forecasting, reporting, compensation and external communication. Specifically:
▪	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic, and operating decisions.

▪	The variable remuneration components of our board members and employees are based on non-IFRS revenue and non-IFRS operating profit rather than the corresponding IFRS measures.

▪	The annual budgeting process involving all management units is based on non-IFRS revenues and non-IFRS operating profit numbers rather than IFRS numbers, with costs such as share-based compensation and restructuring only being considered on a Company level.

▪	All monthly forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than IFRS numbers.

▪	Company-internal target setting and guidance provided to the capital markets are both based on non-IFRS revenues and non-IFRS profit measures rather than IFRS numbers.
We believe that our non-IFRS measures are useful to investors for the following reasons:
▪	The non-IFRS measures provide investors with insight into management’s decision-making, since management uses these non-IFRS measures to run our business and make financial, strategic, and operating decisions.

▪	The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions.
Our non-IFRS financial measures reflect adjustments based on the items below, as well as the related income tax effects:
Non-IFRS Revenue
Revenue numbers in this document identified as non-IFRS revenue have been adjusted from the respective IFRS numbers by including the full amount of support revenue that would have been recorded by entities acquired by SAP had they remained standalone entities but which we are not permitted to record as revenue under IFRS due to fair value accounting for the support contracts in effect at the time of the respective acquisitions.
Under IFRS, we record at fair value the support contracts in effect at the time entities were acquired. Consequently, our IFRS support revenue, our IFRS software and software-related service revenue, and our IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of support revenue that would have been recorded for these support contracts absent these acquisitions by SAP. Adjusting revenue numbers for this revenue impact (if significant) provides additional insight into the comparability across periods of our ongoing performance.
Non-IFRS operating expense
Operating expense figures in this report that are identified as non-IFRS operating expense have been adjusted by excluding the following acquisition-related charges:
▪	Acquisition-related charges
▪	Amortization expense/impairment charges of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property (including purchased in-process research and development)

▪	Restructuring expenses and settlements of pre-existing relationships incurred in connection with a business combination

▪	Acquisition-related third-party expenses
▪	Discontinued activities: Results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business
Non-IFRS Operating Profit, Non-IFRS Operating Margin, Non-IFRS Profit after tax, and Non-IFRS Earnings per Share
Operating profit, operating margin, profit after tax, and earnings per share in this document identified as non-IFRS

46     INTERIM REPORT JANUARY-SEPTEMBER 2010
operating profit, non-IFRS operating margin, non-IFRS profit after tax and non-IFRS earnings per share have been adjusted from the respective operating profit, operating margin, profit after tax and earnings per share numbers as recorded under IFRS by adjusting for the above mentioned non-IFRS revenues and non-IFRS expenses.
We exclude the acquisition related expense adjustments for the purpose of calculating non-IFRS operating profit, non-IFRS operating margin, non-IFRS profit after tax, and non-IFRS earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board has no influence on these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units.
We include the revenue adjustments outlined above and exclude the expense adjustments when making decisions to allocate resources, both on a Company level and at lower levels of the organization. In addition, we use these non-IFRS measures to gain a better understanding of the Company’s comparative operating performance from period to period. We believe that our non-IFRS financial measures described above have limitations, which include but are not limited to the following:
▪	The eliminated amounts may be material to us.

▪	Without being analyzed in conjunction with the corresponding IFRS measures, the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:
▪	While our non-IFRS profit numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues and other revenues that result from the acquisitions.

▪	The acquisition-related charges that we eliminate in deriving our non-IFRS profit numbers are likely to recur should SAP enter into material business combinations in the future.

▪	The acquisition-related amortization expense that we eliminate in deriving our non-IFRS profit numbers is a recurring expense that will impact our financial performance in future years.

▪	The revenue adjustment for the fair value accounting of the acquired entities’ support contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should be borne in mind particularly when evaluating our non-IFRS operating profit and non-IFRS operating margin numbers, as these combine our non-IFRS revenue and non-IFRS expenses despite the absence of a common conceptual basis.
Additionally, our non-IFRS measures have been adjusted from the corresponding IFRS numbers for the results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. We refer to these activities as “discontinued activities.” In the U.S. GAAP reports that we provided until 2009, we presented the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional non-IFRS adjustment to our IFRS numbers for the results of our discontinued TomorrrowNow activities is useful to investors for the following reasons:
▪	Despite the migration from U.S. GAAP to IFRS, we will continue to internally treat the ceased TomorrowNow activities as discontinued activities and thus will continue to exclude potential future TomorrowNow results, which are expected to mainly comprise of expenses in connection with the Oracle lawsuit, from our internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP uses internally.

▪	By adjusting the non-IFRS numbers for the results from our discontinued TomorrowNow operations, the non-IFRS numbers are more comparable to the non-GAAP measures that SAP used until the end of 2009, which makes SAP’s performance measures before and after the full IFRS migration easier to compare.
We believe, however, that the presentation of the non-IFRS measures in conjunction with the corresponding IFRS measures as well as the relevant reconciliations, provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-IFRS measures and the relevant IFRS measures. We caution the readers of this document to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with IFRS.
FREE CASH FLOW
We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand the organic business have been paid off. This assists

ADDITIONAL FINANCIAL INFORMATION     47
management with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus additions to non-current assets, excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with IFRS.
CONSTANT CURRENCY PERIOD-OVER-PERIOD CHANGES
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating profit that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating profit by translating foreign currencies using the average exchange rates from the previous year instead of the report year.
We believe that data on constant currency period-over-period changes has limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-IFRS revenue and non-IFRS operating profit on the one hand and changes in revenue, expenses, profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, expenses, profit, or other measures of financial performance prepared in accordance with IFRS.

48     INTERIM REPORT JANUARY-SEPTEMBER 2010
MULTI-QUARTER SUMMARY
(IFRS and non-IFRS)

€ millions, unless otherwise stated	Q3/2010	Q2/2010	Q1/2010	Q4/2009	Q3/2009	Q2/2009	Q1/2009
Software revenue (IFRS)	656	637	464	1,120	525	543	418
Revenue adjustment*	0	0	0	0	0	0	0
Software revenue (non-IFRS)	656	637	464	1,120	525	543	418
Support revenue (IFRS)	1,559	1,526	1,394	1,364	1,333	1,337	1,252
Revenue adjustment*	36	0	0	0	0	0	11
Support revenue (non-IFRS)	1,595	1,526	1,394	1,364	1,333	1,337	1,263
Subscription and other software-related service revenue (IFRS)	101	95	89	82	79	73	71
Revenue adjustment*	0	0	0	0	0	0	0
Subscription and other software-related service revenue (non-IFRS)	101	95	89	82	79	73	71
Software and software-related service revenue (IFRS)	2,316	2,258	1,947	2,566	1,937	1,953	1,741
Revenue adjustment*	36	0	0	0	0	0	11
Software and software-related service revenue (non-IFRS)	2,352	2,258	1,947	2,566	1,937	1,953	1,752
Total revenue (IFRS)	3,003	2,894	2,509	3,190	2,508	2,576	2,397
Revenue adjustment*	36	0	0	0	0	0	11
Total revenue (non-IFRS)	3,039	2,894	2,509	3,190	2,508	2,576	2,408
Operating profit (IFRS)	716	774	557	1,022	619	641	307
Revenue adjustment*	36	0	0	0	0	0	11
Expense adjustment*	131	66	54	113	68	69	78
Operating profit (non-IFRS)	883	840	612	1,134	687	710	396
Operating margin (IFRS)	23.8	26.7	22.2	32.0	24.7	24.9	12.8
Operating margin (non-IFRS)	29.1	29.0	24.4	35.5	27.4	27.6	16.4
Effective tax rate (IFRS)	27.3	27.4	25.7	31.1	20.5	28.5	31.7
Effective tax rate (non-IFRS)	28.7	26.8	25.3	30.5	21.0	28.1	30.1
Basic earnings per share, in € (IFRS)	0.42	0.41	0.33	0.57	0.38	0.36	0.17
Basic earnings per share, in € (non-IFRS)	0.51	0.46	0.37	0.64	0.42	0.40	0.22
Headcount**	52,921	48,021	47,598	47,584	47,810	48,567	49,922

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures for details.

**	in full-time equivalents at quarter end

INTERIM REPORT JANUARY-SEPTEMBER 2010     49
Additional Information
FINANCIAL CALENDAR
October 27, 2010
Third-quarter 2010
preliminary earnings release, telephone conference
January 26, 2011
Fourth-quarter and full year 2010
preliminary earnings release, analyst conference
April 29, 2011
First-quarter 2011
preliminary earnings release, telephone conference
May 25, 2011
Annual General Meeting of Shareholders, Mannheim, Germany
July 27, 2011
Second-quarter 2011
preliminary earnings release, telephone conference
October 26, 2011
Third-quarter 2011
preliminary earnings release, telephone conference
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Corporate Financial Reporting